# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Avenue S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002102300
Persons authorized to receive notices and communications: Koch, Inc., 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KED Icon Holdings, LLC (CIK 0002102300): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 115,259,246; shared voting power 0; sole dispositive power 115,259,246; shared dispositive power 0; aggregate amount beneficially owned 115,259,246 (27.7% of the class)
  Comment: The percentage presented in row 13 in the table above is calculated using 415,860,181 shares of Class A Common stock, par value $0.0001 per share (the "Public Shares"), of Getty Images Holdings, Inc. (the "Issuer") outstanding as of November 5, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025.
- Koch Icon Investments, LLC (CIK 0001905127): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On December 31, 2025, Koch Icon Investments, LLC ("Koch Icon") transferred 115,259,246 Public Shares to KED Icon Holdings, LLC ("KED Icon"). Koch Icon was dissolved immediately following the transfer, and all references in this Schedule 13D to Koch Icon refer to Koch Icon immediately prior to its liquidation. As described herein, each of Koch Icon and KED Icon are indirectly beneficially owned by Koch, Inc. No consideration was paid by KED Icon to Koch Icon in connection with such transfer.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); does not affirm membership in a group (box b); sole voting power 115,259,246; shared voting power 0; sole dispositive power 115,259,246; shared dispositive power 0; aggregate amount beneficially owned 115,259,246 (27.7% of the class)
  Comment: The amounts presented in rows 7, 9 and 11 in the table above represent 115,259,246 Public Shares held by KED Icon. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KED Icon.
  
  The percentage presented in row 13 in the table above is calculated using 415,860,181 Public Shares outstanding as of November 5, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Avenue S., Suite 400, Seattle, Washington (WA), 98104
Comment: Explanatory Note: This Amendment No. 4 to a Statement on Schedule 13D (this "Amendment No. 4") relates to the shares of Class A common stock, par value $0.0001 per share (the "Public Shares"), of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on September 6, 2022, as amended and restated by Amendment No. 1 thereto filed on August 2, 2024 and as further amended by Amendment No. 2 thereto filed on January 8, 2025 and Amendment No. 3 thereto filed on December 15, 2025 (as so amended, the "Initial Schedule 13D" and as further amended by this Amendment No. 4, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Schedule 13D is amended and restated as follows: This Schedule 13D is jointly filed by Koch Icon Investments, LLC ("Koch Icon"), KED Icon Holdings, LLC ("KED Icon"), KED Holdings, LP ("KED Holdings"), KED GP, LLC ("KED GP"), Koch Equity Development LLC ("Koch Equity"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). Koch Icon was dissolved immediately following the transfer described in Item 3 of this Amendment No. 4, and all references in this Schedule 13D to Koch Icon refer to Koch Icon immediately prior to its liquidation.

KED Icon is beneficially owned by KED Holdings, KED Holdings is beneficially owned by Koch Equity (and controlled by KED GP, which is also beneficially owned by Koch Equity), Koch Equity is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments. Koch Icon was beneficially owned by Koch Equity by means of ownership of all equity instruments.

Koch, Inc., KCLLC, KIGH, KIG, Koch Equity, KED GP and KED Holdings may be deemed to beneficially own the Public Shares held by KED Icon by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of Koch Equity, (v) Koch Equity's beneficial ownership of KED GP and KED Holdings, (vi) KED GP's beneficial ownership of KED Holdings, as its general partner, and (vii) KED Holdings' beneficial ownership of KED Icon.

The information contained in the Schedule 13D shall not be construed as an admission that any of KED Holdings, KED GP, Koch Equity, KIG, KIGH, KCLLC or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

In light of certain obligations in respect of the Existing Stockholders Agreement (as defined below), KED Icon, KED Holdings, KED GP, Koch Equity, KIG, KIGH, KCLLC and Koch, Inc. may be deemed to be members of a "group" with the Getty Family Stockholder (as defined below) within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim membership in any such group for all purposes, and neither the fact of this filing or anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are members of such a group.

The information set forth in the amended and restated Schedule A, filed as Exhibit 1 to Amendment No. 4, regarding the directors, managers and executive officers of each Reporting Person as of the date of Amendment No. 4 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.
Residence or business address: Item 2(b) of the Initial Schedule 13D is amended and restated as follows: The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. The business address for each of the directors, managers and executive officers listed on Schedule A is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Present principal occupation or employment: Item 2(c) of the Initial Schedule 13D is amended and restated as follows: Koch Icon is principally engaged in the business of investing in other companies. KED Icon is principally engaged in the business of investing in other companies. KED Holdings is principally engaged as a holding company for KED Icon and investments in other companies. KED GP is principally engaged as a general partner of KED Holdings. Koch Equity is principally engaged in the business of investing in and acquiring other companies. KIG is principally engaged as a holding company for Koch Equity. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments. Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: Item 2(d) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Initial Schedule 13D is amended and restated as follows: Each of Koch Icon, KED Icon, KED GP, Koch Equity, KFA, KIG, KIGH, and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Schedule 13D is hereby supplemented as follows:

On December 31, 2025, Koch Icon transferred its 115,259,246 Public Shares to KED Icon. No consideration was paid by KED Icon to Koch Icon in connection with the transfer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof, each of KED Icon, KED Holdings, KED GP, Koch Equity, KIG, KIGH, KCLLC and Koch, Inc. may be deemed to own 115,259,246 Public Shares, representing approximately 27.7% of the outstanding Public Shares. As of the date hereof, Koch Icon held no Public Shares. The percentage of outstanding Public Shares held by the Reporting Persons is calculated using 415,860,181 Public Shares outstanding as of November 5, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons possess as indicated on the Cover Pages hereto sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Public Shares reported as deemed to be beneficially owned by such Reporting Persons in the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as otherwise described in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 31, 2025, pursuant to an internal reorganization, Koch Icon has ceased to be the beneficial owners of more than five percent of the Public Shares. Accordingly, the filing of this Amendment No. 4 represents the final amendment to the Schedule 13D for Koch Icon and constitutes an exit filing for Koch Icon.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Schedule A
99.1 Joint Filing Agreement

## Signatures
- KED Icon Holdings, LLC: /s/Adam Schaeffer, Adam Schaeffer, Vice President and Secretary (01/02/2026)
- Koch Icon Investments, LLC: /s/ Adam Schaeffer, Adam Schaeffer, Secretary (01/02/2026)
- Koch, Inc.: /s/ Adam Fitzsimmons, Adam Fitzsimmons, Assistant Secretary (01/02/2026)